UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

KATAPULT HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

485859 110
(CUSIP Number)

Eugene (Vin) Thomas
Chief Legal Officer and Corporate Secretary
CURO Group Holding Corp.
3615 North Ridge Road
Wichita, Kansas 67205
(316) 772-3801

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 485859 102

1		NAME OF REPORTING PERSON CURO Group Holdings Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,541,364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,541,364
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,541,364
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 97,472,371 shares of Common Stock issued and outstanding as of November 12, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021.

SCHEDULE 13D

CUSIP No. 485859 102

1		NAME OF REPORTING PERSON CURO Financial Technologies Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) □
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,541,364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,541,364
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,541,364
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) □
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 97,472,371 shares of Common Stock issued and outstanding as of November 12, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 485859 102

1	NAME OF REPORTING PERSON CURO Intermediate Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,648,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,648,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 97,472,371 shares of Common Stock issued and outstanding as of November 12, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 485859 102

1	NAME OF REPORTING PERSON Curo Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	□
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,648,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,648,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	□
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based upon 97,472,371 shares of Common Stock issued and outstanding as of November 12, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021.

This Amendment No. 1 Schedule 13D (the “First Amendment”) amends and supplements the Schedule 13D (the “Initial 13D”) filed  with the Securities and Exchange Commission (the “SEC”) by CURO Group Holdings Corp., a Delaware corporation and CURO Financial Technologies Corp. a Delaware corporation (each a “Reporting Person” and together “CURO” or the “Reporting Persons”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Katapult Holdings, Inc., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

The first sentence of Items 2(a) – (c) is hereby amended and restated as follows

(a) - (c) This Statement is being filed on behalf of CURO Group Holdings Corp., a Delaware corporation, CURO Financial Technologies Corp. a Delaware corporation, CURO Intermediate Holdings Corp. and Curo Ventures, LLC, a Delaware limited liability company (each a “Reporting Person” and together “CURO” or the “Reporting Persons”)..

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows.

On December 9, 2021, December 10, 2021 and December 13, 2021, the Reporting Persons acquired an additional 2,648,500 shares of Common Stock for an aggregate purchase price of $9,893,790.10.  The above-referenced purchases were made using cash on the Reporting Persons’ balance sheets.  The Reporting Persons’ determination to undertake this incremental increase in its ownership position was based on, among other things, its long term outlook on the Issuer’s prospects and its view that recent market prices for the Common Stock presented an attractive opportunity.  The Reporting Persons have no current plans to complete additional transactions for Common Stock, but intend to continue to review their investment in the Issuer and may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer, subject to applicable law.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby supplemented as follows:

(a) - (b) As of the date hereof, CURO Group Holdings Corp. and CURO Financial Technologies Corp., each beneficially own 24,541,364 shares of Common Stock, representing approximately 25.2% of the outstanding shares of Common Stock.  As of the date hereof CURO Intermediate Holdings Corp. and Curo Ventures, LLC., each beneficially own 2,648,500 shares of Common Stock, representing approximately 2.7% of the outstanding shares of Common Stock.  The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 97,472,371 shares of Common Stock issued and outstanding as of November 12, 2021, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2021
(c) Except as reported herein (including on Item 3), no Reporting Person has effected any transactions in the Common Stock during the past sixty (60) days.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 13, 2021	CURO Group Holdings Corp.

	By:	/s/ Vin Thomas
Name: Vin Thomas
Title: Chief Legal Officer & Secretary

CURO Financial Technologies Corp.

	By:	/s/ Vin Thomas
Name: Vin Thomas
Title: Chief Legal Officer & Secretary

CURO Intermediate Holdings Corp.

	By:	/s/ Vin Thomas
Name: Vin Thomas
Title: Chief Legal Officer & Secretary

CURO Ventures, LLC.
By: CURO Group Holdings Corp., its ultimate parent

	By:	/s/ Vin Thomas
Name: Vin Thomas
Title: Chief Legal Officer & Secretary